Exhibit 99.38
Watts, Griffis and McOuat
CERTIFICATE (Updated September 22, 2006)
To Accompany the Report titled
“An Audit of the Mineral Reserves/Resources Tayoltita, Santa Rita, San Antonio and
San Martin Mines, as of December 31, 2004, for Wheaton River Minerals Ltd.”
dated March 9, 2005
I, G. Ross MacFarlanc, do hereby certify that:
1.	I reside at 1302 Woodgrove Place, Oakville, Ontario, Canada, L6M 1V5.

2.	I am a graduate of the Technical University of Nova Scotia, Halifax, Nova Scotia, with a Bachelor of Engineering, Mining with Metallurgy Option in 1973 and have practiced my profession since that time.

3.	I am a Professional Engineer registered with the Association of Professional Engineers Ontario (Registration Number 28062503).

4.	1 am a Senior Associate Operations Engineer with Watts, Griffis and McOuat Limited, a firm of consulting engineers and geologists, which has been authorized to practice professional engineering by Professional Engineers Ontario since 1969, and professional geoscience by the Association of Professional Geoscientists of Ontario.

5.	I have more than 25 years of experience in the operation, evaluation, and design of mining and milling operations.

6.	I am a Qualified Person for the purposes of NI 43-101.

7.	I visited the operations at Tayoltita, Santa Rita and San Antonio on March 7 to 8, 2002, and on September 27 to 29, 2004 and San Martin on September 30 to October 1, 2004

8.	I was solely responsible for Sections C14, C15 and C16; Section D14, DI5 and D16; and co-authored with V. Spring Section A and F4.

9.	I have no personal knowledge as of the date of this certificate of any material fact or change, which is not reflected in this report.

10.	Neither I, nor any affiliated entity of mine, is at present, under an agreement, arrangement or understanding or expects to become, an insider, associate, affiliated entity or employee of Wheaton River Mineral Ltd., or any associated or affiliated entities.

11.	Neither I, nor any affiliated entity of mine own, directly or indirectly, nor expect to receive, any interest in the properties or securities of Wheaton River Mineral Ltd., or any associated or affiliated companies.

Watts, Griffis and McOuat
12.	Neither I, nor any affiliated entity of mine, have earned the majority of our income during the preceding three years from Wheaton River Mineral Ltd., or any associated or affiliated companies.

13.	I have read the NI 43-101 and Form 43-101F1 and have prepared the technical report in compliance with this NI 43-101 and Form 43-101F1; and have prepared the report in conformity with generally accepted Canadian mining industry practice.
     signed by
“Ross MacFarlane”
Ross MacFarlane, B.Eng., P.Eng.
Updated September 22, 2006